UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Securities Purchase Agreement

On October 29, 2025 (the “Effective Date”), the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors,” and each, a “Buyer”). Pursuant to the Purchase Agreement, and subject to the approval by the Company’s shareholders of (i) an amendment to its Amended and Restated Memorandum and Articles of Association and (ii) the approval of the issuance of the Series A Convertible Preferred Shares, the Company will issue and sell up to an aggregate $50,000,000 in stated value of its Series A Convertible Preferred Shares, par value US$0.001 per share (the “Preferred Shares”). The Preferred Shares shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”), par value US$0.001 per share (“Ordinary Shares”), as described below and in the Certificate of Designations for the Series A (the “Certificate of Designations”).

The Purchase Agreement contemplates multiple closings (each, a “Closing”). At the first closing (the “Initial Closing”) an aggregate stated value of $1,500,000 of Preferred Shares shall be issued upon the satisfaction of certain customary closing conditions in exchange for the aggregate gross proceeds of $1,350,000, representing original issue discount of 10%. At the second closing (the “Second Closing”), subject to satisfying the conditions described in the Purchase Agreement, including the majority vote of the Company’s shareholders (the “Shareholder Approval”), an aggregate stated value of $500,000 of Preferred Shares shall be issued in exchange for the aggregate gross proceeds of $450,000. At the third closing (the “Third Closing”), subject to satisfying the conditions discussed in more detail in the Purchase Agreement, including an effective registration statement covering the resale of the Ordinary Shares issuable upon conversion of the Preferred Shares and as payment for the Preferred Shares dividends. In addition, at the additional closings (the “Additional Closings” and each an “Additional Closing”) pursuant to the Purchase Agreement, the Company has the right, but not the obligation, subject to satisfying the conditions discussed below, to issue an aggregate stated value of $44,000,000 of the Preferred Shares in exchange for the aggregate gross proceeds of $39,600,000.

This description of the Purchase Agreement and the transactions related thereto does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement filed as Exhibit 99.1 to this current report on Form 6-K.

Series A Convertible Preferred Shares

In connection with the signing of the Purchase Agreement, and upon the Shareholder Approval, the Company shall issue and designate 50,000 shares of the Company’s from the authorized and unissued undesignated shares as Series A Preferred Shares and establish the rights, preferences and privileges of the Series A Preferred Shares pursuant to the Certificate of Designations of Rights and Preferences of the Series A Preferred Shares (the “Certificate of Designations”), as summarized below:

General. Each share of Series A Preferred Shares will have a stated value of $1,000 per share and, when issued, the Series A Preferred Shares will be fully paid and non-assessable.

Ranking. The Series A Preferred Shares, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all other classes of shares of the Company, unless the Required Holders (as defined in the Certificate of Designations) consent to the creation of other class of shares in the Company that is senior or equal in rank to the Series A Preferred Shares.

Dividends. The holders of Series A Preferred Shares will be entitled to a 12% per annum dividends. The dividends will be payable to each record holder of the Series A Preferred Shares in cash or in shares of Ordinary Shares or any combination thereof. The Company may, at its option, under certain circumstances, capitalize the dividend by increasing the stated value of the Series A Preferred Shares or elect a combination of the capitalized dividend and a payment in dividend shares. If a Triggering Event (defined below) is continuing, the dividend rate increases to the default rate specified in the Certificate of Designations until cured. If equity conditions are not satisfied for payment in shares on a given dividend date (and the applicable holder does not waive), dividends are capitalized (or paid in cash if expressly provided).

Purchase Rights. If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Ordinary Shares (the “Purchase Rights”), then each holder of Series A Preferred Shares will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Ordinary Shares acquirable upon complete conversion of all the Series A Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Ordinary Shares, subject to certain limitations on beneficial ownership.

Conversion Rights. Each holder of Series A Preferred Shares may convert all, or any part, of the Stated Value (which is equal to $1,000 per share of Series A Preferred Shares) of the outstanding Series A Preferred Shares, at any time at such holder’s option, into shares of the Ordinary Shares (which converted shares of Ordinary are referred to as “Conversion Shares” herein) at the 110% of “Conversion Price,” which equals the lesser of (i) the Fixed Conversion Price of $1.00 and (ii) the Variable Conversion Price, 90% of the lowest volume weighted average price of the Ordinary Shares (“VWAP”) during the applicable measuring period (as defined in the Certificate of Designations), each of which is subject to the “Floor Price” which is initially set at $0.20. The Conversion Price and the Floor price shall be subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions, as well as under the circumstances described below. The amounts to be converted include unpaid dividends and other charges for the Series A Preferred Shares.

If on any seven month anniversary after the date the Series A Preferred Shares are issued (the “Initial Issuance Date”) (each, a “Reset Date”), the Floor Price then in effect is greater than the closing price of the Ordinary Shares as of such applicable Reset Date (each, a “Reset Price”), immediately after the close of trading on such applicable Reset Date the Floor Price shall automatically lower to the Reset Price. The Certificate of Designations contains full “price-based” anti-dilution if the Company issues Ordinary Shares (or certain dilutive securities) below the then-applicable Conversion Price (other than Excluded Securities), the Conversion Price is adjusted down to the new issuance price, in each case subject to the Floor Price and other conditions.

Voluntary Adjustment Right. Subject to the rules and regulations of the Nasdaq, the Company has the right, at any time, with the written consent of the Required Holders, to lower the fixed conversion price to any amount and for any period of time deemed appropriate by the board of directors of the Company (the “Board”).

Beneficial Ownership Limitation; Exchange Cap; Shareholder Approval. With the exception of the Affiliate Buyer, which is expressly excluded, conversions are subject to a 4.99% beneficial ownership blocker, which is adjustable up to 9.99% on 61 days’ notice from the Buyer. In addition, until the Company obtains shareholder approval under applicable exchange rules, the Company may not issue, in the aggregate, more than the number of Ordinary Shares permitted under such rules (the “Exchange Cap”), and not more than 20% of the pre-transaction outstanding Ordinary Shares may be issued upon conversion and as dividends prior to such shareholder approval. The Company is obligated to use best efforts to obtain shareholder approval and to increase authorized shares to avoid any “Authorized Share Failure.”

Triggering Events. The Certificate of Designations contains triggering events (each, a “Triggering Event” including certain Bankruptcy Triggering Event (as defined therein)), including but not limited to: (i) failure of a registration statement for the shares of Ordinary Shares underlying to be maintained effective; (ii) the suspension from trading or the failure to list the Ordinary Shares within certain time periods; (iii) failure to declare or pay any dividend when due; (iv) the occurrence of any default under, redemption of or acceleration prior to maturity above agreed thresholds, (v) the Company’s failure to cure a conversion failure of failure to deliver shares of the Ordinary Shares upon conversion, or notice of the Company’s intention not to comply with a request for conversion of any Series A Preferred Shares, and (vi) bankruptcy or insolvency of the Company.

From and after the occurrence and during the continuance of any Triggering Event, the Dividend Rate in effect shall automatically be increased to the Default Rate of (i) 15% per annum.

Triggering Event Redemption Right. Upon the occurrence and continuance of and Triggering Event, and following the expiration of any applicable cure period, a Holder has the right, exercisable at its option by written notice to the Company to redeem all or any portion of such Holder’s outstanding stated value of the Preferred Shares for cash. Upon notice, the Company shall immediately redeem in cash all amounts due under the Series A Preferred Shares at a redemption price equal to 110% of the Conversion Amount (as defined in the Certificate of Designations).

Company Optional Redemption. At any time the Company shall have the right to redeem in cash all, but not less than all, the shares of Series A Preferred Shares then outstanding at a price equal to the greater of (i) the Conversion Amount being redeemed, and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed, multiplied by (2) the equity value of the Ordinary Shares underlying the Series A Preferred Shares. The equity value of the Ordinary Shares underlying the Series A Preferred Shares is calculated using the greatest closing sale price of the Ordinary Shares on any trading day immediately preceding the date the Company notifies the holders of the Company’s election to redeem and the date the Company makes the entire payment required.

Fundamental Transactions. The Certificate of Designations prohibit the Company from entering specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless (i) the Company (or the Company’s successor) assumes in writing all of the Company’s obligations under the Certificate of Designations and the other Transaction Documents (as defined in the Certificate of Designations) and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Conversely, the Company may exercise its Fundamental Transaction Redemption right and pays the applicable redemption price at or about closing. Upon such transactions, holders will thereafter be entitled to receive the securities or other property receivable had they converted immediately prior to the event, subject to the Certificate of Designations’ limitations.

Voting Rights. The holders of the Series A Preferred Shares shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of share, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of Ordinary Shares, except as provided in the Certificate of Designations (or as otherwise required by applicable law).

Covenants. The Certificate of Designations contains a variety of obligations on the Company’s part not to engage in specified activities. In particular, the Company will not, and will cause the Company’s subsidiaries to not, redeem, repurchase or declare any dividend or distribution on any of the Company’s capital stock (other than as required under the Certificate of Designations) and will not, subject to certain exceptions, incur any indebtedness, other than ordinary course trade payables and factoring of accounts receivable not exceeding certain amounts or, subject to certain exceptions, incur any liens. In addition, the Company will not issue any preferred shares or issue any other securities that would cause a breach or default under the Certificate of Designations.

Reservation Requirements. So long as any Series A Preferred Shares remains outstanding, the Company shall at all times reserve (i) 100% of the number of shares of Ordinary Shares to convert the then outstanding Preferred Shares at the effective Floor Price, plus (ii) 100% of the Ordinary Shares that would be issuable as Dividend Shares for 12 months of dividends, allocated pro rata amount holders and reallocated upon transfers or conversions.

This description of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the Certificate of Designations, attached as Exhibit 99.2 of this Current Report on Form 6-K.

Related Party Transaction – Affiliate Buyer Participation

The Securities Purchase Agreement includes participation by an affiliated investor (the “Affiliate Buyer”), making the financing a related party transaction under Nasdaq Listing Rule 5630, Form 20-F Item 7.B, and, by analogy, Regulation S-K Item 404(a). The Affiliate Buyer is under common control with certain Company insiders, including Li Hsien “Larry” Wong, Wai Wong “Keith” Chong, and R-Opus Inc., whose beneficial owner is Weiyi Yu.

The Affiliate Buyer invested on the same terms and conditions as the unaffiliated investor, without any preferential pricing, rights, or covenants, and the transaction was negotiated on an arm’s-length basis.

On October 29, 2025, the Audit Committee, composed entirely of independent directors, reviewed and approved the transaction in accordance with Nasdaq Rule 5630 and the Company’s Audit Committee Charter. In reaching its determination, the Committee considered: (i) the full transaction terms, (ii) the identity and relationships of the affiliated participants, (iii) the parallel investment by a non-affiliate on identical terms, and (iv) the Company’s obligations under Nasdaq Rules 5630 and 5635 and Cayman Island law.

The Committee concluded that the transaction was fair, reasonable, and in the best interests of the Company and its shareholders, that it was negotiated on arm’s-length terms, and that all conflicts were properly disclosed and managed. All interested directors recused themselves from deliberations and voting.

The Company believes the Audit Committee’s approval and the disclosure herein satisfy applicable related-party requirements under Nasdaq rules, Form 20-F, and U.S. securities-law standards, and that the Affiliate Buyer’s participation does not adversely affect unaffiliated shareholders.

Registration Rights

On October 29, 2025, the parties entered into a registration rights agreement (the “Registration Rights Agreement”), which grants the Buyers certain customary registration rights in connection with the investment with respect to the shares of Ordinary Shares issuance upon conversion of the Preferred Shares and upon payment of the associated dividends. In accordance with the terms and conditions of the Registration Rights Agreement, the Company shall prepare and file with the SEC a registration statement(the “Registration Statement”) registering the resale of initially 35,000,000 Ordinary Shares underlying the Preferred Shares within thirty (30) days after the Initial Closing Date (the “Filing Deadline”) and to have such registration statement effective by the later of (i) one hundred and twenty (120) days after the filing of the Registration Statement.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the Registration Rights Agreement, attached as Exhibit 99.3 of this Current Report on Form 6-K.

Forward Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Form 6-K are forward-looking statements. When used in this Form 6-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and initial public offering prospectus. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Form Securities Purchase Agreement
99.2	Form Certificates of Designations
99.3	Form Registration Rights Agreement
99.4	Press Release, dated November 5, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OFA Group

Date: November 5, 2025	By:	/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer